UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 01, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

1 March 2016

Amec Foster Wheeler plc

Amec Foster Wheeler plc (the 'Company') - Total Voting Rights and Capital and Home Member State Declaration

In accordance with the FCA's Disclosure and Transparency Rule 5.6.1R, the Company would like to notify the market of the following:

As at 29 February 2016, the Company's registered capital consists of 393,131,813 ordinary shares, of which 3,158,310 are registered as treasury shares, leaving a balance of 389,973,503 shares with voting rights.

The figure of 389,973,503 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Amec Foster Wheeler plc under the Disclosure and Transparency Rules.

For the purposes of Disclosure and Transparency Rule 6.4.2R, the Home Member State of Amec Foster Wheeler plc is the United Kingdom.

Helen Morrell
Senior Assistant Company Secretary
+44(0)1565 683233

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 01 March 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary